Exhibit 99.1

Contacts:

Eurand N.V.	Media
Mario Crovetto	Schwartz Communications
Chief Financial Officer	Caitlin Hunt
+39 02 95428 341	+1 781 684 0770
Eurand@schwartz-pr.com

Investors
The Ruth Group
Nick Laudico/Sara Ephraim
+1 646 536 7030/7002
nlaudico@theruthgroup.com
sephraim@theruthgroup.com
Eurand Receives Approvable Letter from FDA for EUR-1008 (Zentase®)
Philadelphia, PA — June 18, 2008 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, announced today that it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for the Company’s New Drug Application (NDA) for EUR-1008 (pancrealipase capsules) for the treatment of exocrine pancreatic insufficiency (EPI).
The letter marks notable progress towards gaining approval and does not require Eurand to conduct additional clinical trials prior to approving EUR-1008. In addition, the FDA recently completed a successful pre-approval inspection (PAI) of the Company’s manufacturing facilities. Eurand is working with the FDA to provide a full and timely response to the agency’s requests, and based on current information, the company still anticipates that it will be in a position to launch EUR-1008 in the second half of 2008.
Gearóid Faherty, Chief Executive Officer of Eurand, said, “We are pleased with the FDA’s conclusion that EUR-1008’s NDA is approvable and look forward to cooperating with the agency’s requests. We expect that we will be able to respond to and satisfy the FDA’s remaining questions on EUR-1008 in an expeditious manner.”
About Exocrine Pancreatic Insufficiency (EPI)
Exocrine Pancreatic Insufficiency (EPI) is a deficiency of digestive enzymes normally produced and secreted by the pancreas. EPI can result from a number of diseases, including Cystic Fibrosis and chronic pancreatitis, which causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy. EPI is treated by porcine-derived pancreatic enzyme products (PEPs), which have been used by patients for over 70 years. PEPs are inherently unstable and to compensate for enzyme degradation over time, most manufacturers currently include an overfill of enzymes in the finished product. As a result, patients may receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. Existing PEPs have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act in 1938 and none are marketed under an NDA approved by the FDA.
In April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for EPI drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval.
About EUR-1008 (Zentase™)
Eurand’s lead product candidate, EUR-1008 (Zentase™), is an innovative pancreatic enzyme replacement therapy which is being developed to treat pancreatic insufficiency, a condition associated with cystic fibrosis, chronic pancreatitis and other diseases. The product was developed in response to the 2004 Food and Drug Administration (FDA) guidance on pancreatic enzyme products, which outlined the need to reduce the unpredictable nature of currently marketed enzyme therapies. The product is a highly stable formulation that includes eight key enzymes and a number of coenzymes and cofactors and is biologically similar to the endogenous human pancreatic secretions necessary for proper human digestion. Eurand completed its New Drug Application (NDA) submission for EUR-1008 in December 2007, which was granted priority review status. The Company plans to market the product in the U.S. and out-license the product outside of the U.S.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand completed two phase III clinical trials for EUR-1008 (Zentase), intended for the treatment of Exocrine Pancreatic Insufficiency and its NDA for this product is currently under priority review. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.
Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand’s website at www.eurand.com.
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our NDA filing for EUR-1008, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA or continues to delay approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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